Mail Stop 3720

August 29, 2007

Ms. Yan Liu
Chief Financial Officer
MyStarU.com, Inc. (formerly Telecom Communications, Inc.)
9/F., Beijing Business World
56 Dongxinghong Avenue
CW District
Beijing, China 100062

> **RE: MyStarU.com, Inc. (formerly Telecom Communications, Inc.)**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed January 17, 2007**
> **File No. 333-62236**

Dear Ms. Liu:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director